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07002674

SECUR... ...IISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-34084

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/06** (MM/DD/YY) AND ENDING **12/31/06** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **M&I Brokerage Services, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

770 North Water Street
(No. and street)

Milwaukee	**Wisconsin**	**53202**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Crain, Jr., Vice President **(414) 765-8195**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

555 East Wells Avenue	**Milwaukee**	**WI**	**53202**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 07 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William J. Crain Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M&I Brokerage Services, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Notary Public

Signature

Vice President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Supplemental Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M&I Brokerage Services, Inc.
(SEC I.D. 8-34084)

Financial Statements as of and for the Year Ended December 31, 2006, Supplemental Schedules as of December 31, 2006, Independent Auditors' Report and Supplemental Report on Internal Control

M&I BROKERAGE SERVICES, INC.

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
555 E. Wells Street, Suite 1400
Milwaukee, WI 53202-3824
USA

Tel: +1 414 271 3000
Fax: +1 414 347 6200
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
M&I Brokerage Services, Inc.:

We have audited the following financial statements of M&I Brokerage Services, Inc., (the "Corporation"), a wholly-owned subsidiary of Marshall & Ilsley Corporation, for the year ended December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for purposes of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of M&I Brokerage Services, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, in 2006 the Corporation changed its method of accounting for stock-based compensation to conform to FASB Statement No. 123 (revised 2004), *Share-Based Payment* and, retrospectively, beginning stockholder's equity for the change.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of M&I Brokerage Services, Inc. as of December 31, 2006, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Corporation's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 23, 2007

M&I BROKERAGE SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006

ASSETS

CASH AND CASH EQUIVALENTS	$ 8,028,281
TRADING SECURITIES	222,859
RECEIVABLE FROM CLEARING ORGANIZATION	156,007
OTHER RECEIVABLES	957,436
PREPAID EXPENSES	185,321
CAPITALIZED INTERNAL SOFTWARE	506,705
EQUIPMENT—Net	304,715
GOODWILL	114,944
DEFERRED TAX ASSET	369,819
OTHER ASSETS	476,461
TOTAL	$11,322,548

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 1,331,845
Accounts payable to affiliates	1,185,383
Total liabilities	2,517,228
STOCKHOLDER'S EQUITY:	
Common stock, $1.00 par value, 2,500 shares issued and outstanding	2,500
Additional paid-in capital	6,452,781
Accumulated other comprehensive income	14,017
Retained earnings	2,336,022
Total stockholder's equity	8,805,320
TOTAL	$11,322,548

See notes to financial statements.

M&I BROKERAGE SERVICES, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUE:	
Sale of investment company shares	$16,988,607
Securities commissions	1,855,817
Annuity commissions	4,459,062
Managed asset allocation portfolio commissions	2,152,598
Insurance program management fee income	1,393,475
Interest	371,575
Other	1,773,399
Total revenue	28,994,533
EXPENSES:	
Referral charges	15,762,064
Salaries and benefits	4,868,132
Clearance	609,833
Occupancy and equipment	478,102
Communications	147,182
Other	1,491,831
Total expenses	23,357,144
INCOME BEFORE PROVISION FOR TAXES	5,637,389
PROVISION FOR TAXES	2,251,391
NET INCOME	$ 3,385,998

See notes to financial statements.

M&I BROKERAGE SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total
BALANCE—December 31, 2005	$ 2,500	$ 5,183,104	$ -	$ 2,655,538	$ 7,841,142
Cumulative effect of SFAS 123(R) (Note 2)		1,051,421		(705,514)	345,907
BALANCE—December 31, 2005—As adjusted	2,500	6,234,525	-	1,950,024	8,187,049
Net income				3,385,998	3,385,998
Stock based compensation		152,505			152,505
Tax benefit of stock based compensation		65,751			65,751
Accumulated pension benefit obligation funding—net of taxes of $9,397			14,017		14,017
Dividends paid to parent				(3,000,000)	(3,000,000)
BALANCE—December 31, 2006	$ 2,500	$ 6,452,781	$ 14,017	$ 2,336,022	$ 8,805,320

See notes to financial statements.

M&I BROKERAGE SERVICES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

OPERATING ACTIVITIES:	
Net income	$ 3,385,998
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	219,637
Deferred taxes	9,571
Gain on disposal of equipment	(708)
Stock based compensation	152,505
Increase in accounts receivable and other assets	(300,792)
Decrease in accounts payable and accrued expenses	359,689
Purchase of trading securities	(222,859)
Other	23,414
Net cash provided by operating activities	3,626,455
INVESTING ACTIVITIES:	
Additions to capitalized internal software	(147,449)
Purchase of equipment	(170,572)
Proceeds from sale of equipment	10,858
Net cash used in investing activities	(307,163)
FINANCING ACTIVITIES:	
Dividends paid to parent	(3,000,000)
Tax benefit of stock based compensation	65,751
Net cash used in financing activities	(2,934,249)
NET INCREASE IN CASH AND CASH EQUIVALENTS	385,043
CASH AND CASH EQUIVALENTS:	
Beginning of year	7,643,238
End of year	$ 8,028,281
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:	
Interest paid during year	$ 11,346
Income taxes paid during year	$ 2,337,835

See notes to financial statements.

M&I BROKERAGE SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2006

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization—M&I Brokerage Services, Inc. (the "Corporation") is a wholly-owned subsidiary of Marshall & Ilsley Corporation ("M&I"). The Corporation is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the NASD.

The Corporation offers and sells mutual funds, variable annuities, and unit investment trusts for its customers which are cleared on a direct and fully-disclosed basis. Also, the Corporation acts as an introducing brokerage firm in the offer and sale of equity and debt securities, which are cleared on a fully-disclosed basis.

Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents—For purposes of reporting cash flows, cash equivalents include investments in money market mutual funds. As of December 31, 2006, $7,926,690 of the total cash and cash equivalents balance was invested in the Federated Money Market Mutual Fund which represents a concentration of credit risk. As of December 31, 2006, $101,591 was invested in an M&I demand deposit account.

Securities Transactions—The Corporation buys and sells as agent for its customers on a fully disclosed basis. Securities transactions and the related commission revenues are recorded on a settlement date basis which is not materially different from a trade date basis. The Corporation classifies these securities as trading securities, which are recorded at fair value.

Equipment—Equipment is recorded at cost and depreciated on the straight-line method over periods ranging from 3 to 10 years. Maintenance and repairs are charged to expense as incurred. Depreciation expense for equipment was $106,091 in 2006 and accumulated depreciation at December 31, 2006, was $1,349,356.

Capitalized Internal Software—The Corporation capitalizes costs for software that will be used solely for its operations following the criteria of Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*. Accordingly, the costs of this internal software are capitalized beginning at the software application development phase. Capitalized internal software costs are amortized using the straight-line method over a sixty-month period. Amortization expense for the capitalized internal software was $113,546 in 2006 and accumulated amortization at December 31, 2006, was $942,081.

Goodwill and Other Intangibles—Goodwill is not amortized, but is evaluated at least annually for impairment or more frequently should events occur that would indicate impairment has occurred. The

Corporation performed its annual test for impairment as of June 30, 2006. Accordingly, the Corporation has concluded that there continues to be no impairment with respect to goodwill.

Federal Income Taxes—The Corporation is included in the consolidated Federal income tax return of M&I. M&I charges or credits the Corporation for its share of its consolidated income tax liability attributable to the Corporation's taxable income or loss as if the Corporation filed a separate income tax return. Deferred income taxes are accounted for using the "asset and liability" method. Under this method, a deferred tax asset or liability is determined based on the enacted tax rates that will be in effect when the differences between the financial statement carrying amounts and tax bases of existing assets and liabilities are expected to be realized.

Recent Accounting Pronouncements—In July 2006, the FASB issued FIN 48, an interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the enterprise's financial statements in accordance with FASB Statement No. 109. FIN 48 provides clarification on the accounting for income taxes by setting forth a minimum recognition threshold an uncertain tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Corporation adopted FIN 48 effective January 1, 2007, and is currently assessing the impact on the Corporation as a result of the adoption.

Stock Based Compensation—Corporation employees participate in the Executive Stock Option and Restricted Stock plans of M&I, which provide for the grant of nonqualified and incentive stock options and rights to purchase restricted shares to key employees and directors. Corporation employees also participate in the qualified employee stock purchase plan ("ESPP") of M&I. The amounts presented herein are the allocated costs related to options held by Corporation employees.

2. ADOPTION OF SHARE-BASED PAYMENT ACCOUNTING STANDARD

Effective January 1, 2006, the Corporation adopted Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123(R)"). SFAS 123(R) replaces FASB Statement No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"), and supercedes Accounting Principles Board Opinion No. 25 ("APBO 25"), *Accounting for Stock Issued to Employees*. Statement 123(R) requires that compensation cost relating to share-based payment transactions be recognized in financial statements. That cost is measured based on the fair value of the equity or liability instruments issued.

In conjunction with the adoption of SFAS 123(R), M&I elected the Modified Retrospective Application method to implement this new accounting standard. Under this method all prior periods have been adjusted based on pro forma amounts previously disclosed under SFAS 123.

As permitted under SFAS 123, M&I had previously elected to measure and account for share-based compensation cost using the intrinsic value based method of accounting prescribed in APBO 25 and provide the required pro forma disclosures. Under the intrinsic value based method, compensation cost was the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount paid to acquire the stock. The most significant differences between SFAS 123(R) and APBO 25 as it relates to the Corporation is the amount of compensation cost attributable to the Corporation's fixed stock option plans and employee stock purchase plan ("ESPP").

The cumulative effect to shareholders' equity at December 31, 2005, as a result of applying the Modified Retrospective Application method to adopt SFAS 123(R) is as follows:

Decrease to retained earnings	$ (705,514)
Increase to additional paid-in capital	1,051,421
Net increase to shareholders' equity	$ 345,907

3. TRANSACTIONS WITH RELATED PARTIES

The Corporation has management and services agreements which govern certain related party arrangements with M&I affiliates, whereby the Corporation receives revenue for the management of M&I Insurance Services, commissions on sales of mutual fund and trust assets and other fees charged to M&I affiliates for ancillary services. In addition, the Corporation pays a referral commission to M&I affiliates on products sold by the affiliates on behalf of the Corporation. Also, M&I and M&I affiliates charge the Corporation for occupancy and other ancillary services. In 2006, the Corporation recorded the following transactions with M&I and M&I affiliates:

	Revenue (Expense)
Managed asset allocation portfolio commissions	$ 2,152,598
Sale of investment company shares	1,591,658
Insurance program management fee income	1,393,475
Non-bank service fees	1,164,960
Referral commissions	237,955
Bond revenue	89,970
Referral charges	(15,762,090)
Management services fees	(274,561)
Bank service charges	(193,098)
Stock based compensation	(152,505)
Occupancy and equipment	(114,552)
Communications	(36,714)
Data processing service fees	(4,450)

Non-bank service fees, bond revenue and referral commissions are included as other revenue on the statement of income. Data processing service fees, bank service charges, and management service fees are included as other expenses on the statement of income. These transactions may not be reflective of those that would have been incurred between unrelated parties.

Related to the Corporation's participation in the Executive Stock Option Plan, Restricted Stock Plan, and ESPP of M&I, the Corporation is allocated its share of stock-based compensation expense, which was $152,505 in 2006. That cost is measured based on the fair value of the equity or liability instruments issued.

4. NET CAPITAL AND OTHER REQUIREMENTS

As a registered broker-dealer, the Corporation is subject to the requirements of Rule 15c3-1 (the "net capital" rule) of the Securities and Exchange Commission which requires aggregate indebtedness to net capital, as defined, not to exceed 15.0 to 1.0. As of December 31, 2006, the Corporation's ratio of aggregate indebtedness to net capital was .42 to 1 and net capital, as defined, was $6,017,587, which was in excess of the required net capital of $250,000.

The Corporation is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission, the customer protection rule, under subparagraph (k)(2)(ii).

5. INCOME TAXES

The current and deferred portions of the provision for income taxes are:

Current:	
Federal	$1,798,120
State	443,700
	2,241,820
Deferred:	
Federal	8,809
State	762
	9,571
Total provision for taxes	$2,251,391

The difference between the Corporation's effective income tax rate and the statutory Federal income tax rate of 35% is attributable primarily to state income taxes, net of federal benefit.

The tax effects of temporary differences that give rise to significant elements of the deferred tax assets and deferred tax liabilities at December 31, 2006, are as follows:

Deferred tax assets:	
Accrued post retirement benefits	$ 41,642
Deferred compensation	209,529
Stock option and ESPP compensation	373,864
Other	29,005
Total deferred tax assets	654,040
Deferred tax liabilities:	
Capitalized software	203,366
Accrued revenue	71,458
Accumulated pension benefit obligation	9,397
Total deferred tax liabilites	284,221
Net deferred tax assets	$369,819

6. EMPLOYEE SHARE BASED PAYMENTS

M&I sponsors equity incentive plans which provide for the grant of nonqualified and incentive stock options, stock appreciation rights, rights to purchase shares of restricted stock and the award of restricted stock units to key employees and directors of M&I at prices ranging from zero to the market value of the shares of M&I's common stock for a period of ten years from the date of grant. Stock options granted generally become exercisable over a period of three years from the date of grant. However, stock options granted after 1996 provide accelerated or immediate vesting for grants to individuals who meet certain age and years of service criteria at the date of grant. Restrictions on stock or units issued pursuant to the Equity Incentive Plans generally lapse within a three to seven year period.

M&I also sponsors a qualified employee stock purchase plan (the "ESPP") which gives employees who elect to participate in the plan the right to acquire shares of M&I's common stock at the purchase price which is 85 percent of the lesser of the fair market value of M&I's common stock on the first or last day of the one-year offering period ("look-back feature") which has historically been from July 1 to June 30. Effective July 1, 2006, the ESPP plan was amended to eliminate the look-back feature and to provide employees, who elect to participate in the plan, the right to acquire shares of M&I's common stock at the purchase price, which is 85 percent of the fair market value of M&I's common stock on the last day of each three month period within the one-year offering period. Employee contributions under the ESPP are made ratably during the plan period. Employees may withdraw from the plan prior to the end of the one year offering period.

Under the fair value method of accounting, compensation cost is measured at the grant date based on the fair value of the award using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock, expected dividends and the risk-free interest rate over the expected life of the option. The resulting compensation cost for stock options that vest is recognized over the service period, which is usually the vesting period. The fair value method of accounting provided under SFAS 123 is generally similar to the fair value method of accounting under SFAS 123(R).

Activity relating to nonqualified and incentive stock options was:

	Number of Shares	Option Price Per Share	Weighted Average Exercise Price
Shares under option at December 31, 2005	127,700	$15.94-42.82	$ 33.16
Options granted	19,800	47.83-48.07	48.02
Options lapsed or surrendered	(3,000)	40.88-48.07	43.92
Options exercised	(11,000)	15.94-42.82	26.35
Options transferred	(8,550)	29.70-42.82	35.44
Shares under option at December 31, 2006	124,950	$20.76-48.07	$ 35.44

A form of a lattice option-pricing model was used for options granted after September 30, 2004.

The assumptions used to determine such value are as follows:

Risk-free interest rates	4.64–5.45%
Expected volatility	18.30–18.50%
Expected term (in years)	6.4–7.2
Expected dividend yield	2.28–2.29%

The total intrinsic value of nonqualified and incentive stock options exercised during 2006 was $223,432. The weighted-average fair value of options granted during 2006 was $8.98.

There was approximately $217,000 of total unrecognized compensation expense related to unvested nonqualified and incentive stock options at December 31, 2006. The total unrecognized compensation expense will be recognized over a weighted average period of 2.2 years. For awards with graded vesting, compensation expense was recognized using an accelerated method prior to the adoption of SFAS 123(R) and is recognized on a straight line basis for awards granted after the effective date.

For the year ended December 31, 2006, the expense for nonqualified and incentive stock options that is included in salaries and benefits expense in the statement of income amounted to $132,411. This amount is considered non-cash expense for the statement of cash flow purposes.

The compensation cost per share for the ESPP was $9.96 for the plan year ended June 30, 2006. Employee contributions under the ESPP are made ratably during the plan period. Employees may withdraw from the plan prior to the end of the one year offering period. The total estimated shares to be purchased are estimated at the beginning of the plan period based on total expected contributions for the plan period and 85% of the market price at that date. For the year ended December 31, 2006, the total expense for the ESPP that is included in salaries and benefits expense in the statement of income amounted to $20,094. This amount is considered non-cash expense for the statement of cash flow purposes.

7. EMPLOYEE RETIREMENT AND HEALTH PLANS

M&I sponsors a defined contribution plan that consists of a retirement component and an incentive savings component in which the Corporation is a participant, and which covers substantially all of the Corporation's employees. The retirement component provides for a guaranteed contribution to eligible participants equal to 2% of compensation. At M&I's option, an additional profit sharing amount may also be contributed to the retirement component and may vary from year to year up to a maximum of 6% of eligible compensation. Under the incentive savings component, employee contributions up to a maximum of 6% of eligible compensation are matched up to 50% by M&I based on M&I's return on equity as defined by the plan. Total expense of the Corporation relating to these plans was $338,505 in 2006.

The Corporation is a member of the M&I health benefit plan. The consolidated M&I accumulated postretirement benefit obligation as of December 31, 2006, totaled $58,100,953. The 2006 net periodic postretirement benefit expense was $10,944, representing the Corporation's portion of the overall M&I consolidated 2005 postretirement expense of $4,233,925.

The postretirement benefit obligation and annual expense is allocated to the Corporation based upon the average claim experience for the consolidated M&I health plan and the demographics of the subsidiaries' employees and retirees. The assumed health care cost trend for 2006 was 8% for pre-age 65 and post-age 65 retirees. The rate was assumed to decrease gradually to 5.0% for pre-age 65 and for post-age 65 retirees in 2009 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed health care cost trend rate by one percentage point would increase the December 31, 2006, consolidated M&I accumulated obligation by approximately $7,765,000 and the 2006 consolidated M&I postretirement expense by $799,000.

The weighted average discount rate used in determining the accumulated postretirement benefit obligation in 2006 was 5.75%.

8. COMMITMENTS AND CONTINGENCIES

The Corporation has provided a guarantee to its clearing broker. Under the agreement, the Corporation has agreed to indemnify the clearing broker for customers introduced by the Corporation that are unable to satisfy the terms of their contracts. The Corporation's liability under these arrangements is not quantifiable. However, management believes the potential for the Corporation to be required to make payments under this agreement is remote. Accordingly, no amounts are recorded on the statement of financial condition for these contingent liabilities.

As a broker-dealer, the Corporation is engaged in various trading and brokerage activities serving a diverse group of corporate, institutional and individual investors. A significant portion of the Corporation's transactions are on a principal basis, which are subject to the risk of counterparty nonperformance. The Corporation's exposure to credit risk associated with the contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the counterparties' ability to satisfy their obligations to the Corporation. The Corporation's liability under these arrangements is not quantifiable. However, the potential for the Corporation to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

The Corporation believes it has effective procedures for evaluating and limiting the credit and market risks to which it is subject.

* * * * * *

SUPPLEMENTAL SCHEDULES

M&I BROKERAGE SERVICES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 AS OF DECEMBER 31, 2006

Total stockholder's equity		$8,805,320
Nonallowable equity		14,017
Total equity qualified for net capital		8,791,303
Nonallowable assets:		
Trailer fees receivable	$ 643,525	
Receivables from affiliates	333,856	
Equipment, net	304,715	
Other nonallowable assets	1,319,395	
		2,601,491
Net capital before securities haircuts		6,189,812
Haircuts on securities		(172,225)
NET CAPITAL		$6,017,587
MINIMUM NET CAPITAL REQUIRED (6-2/3% OF AGGREGATE INDEBTEDNESS)		$ 167,815
MINIMUM DOLLAR NET CAPITAL REQUIREMENT		$ 250,000
NET CAPITAL REQUIREMENT		$ 250,000
EXCESS NET CAPITAL		$5,767,587
EXCESS NET CAPITAL AT 1000%		$5,765,864
TOTAL AGGREGATE INDEBTEDNESS		$2,517,228
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		42 %
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART IIA FORM X-17A-5 AS OF DECEMBER 31, 2006):		
Net Capital, as reported on Company's Part IIA (Unaudited) FOCUS report filed on January 24, 2007		$5,995,612
Adjustment to accrued revenue		21,975
NET CAPITAL PER ABOVE		$6,017,587

M&I BROKERAGE SERVICES, INC.

EXEMPTIVE PROVISION UNDER RULE 15c3-3
AS OF DECEMBER 31, 2006

The Corporation is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission under the provision of subparagraph (k)(2)(ii). All customer transactions are cleared through Pershing LLC, division of The Bank of New York Company, Inc.

Note: The information in this Schedule II is in agreement in all material respects with the unaudited Focus Report, Part IIA, filed by the Corporation on January 24, 2007.

Deloitte.

Deloitte & Touche LLP
555 E. Wells Street, Suite 1400
Milwaukee, WI 53202-3824
USA

Tel: +1 414 271 3000
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INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors of
M&I Brokerage Services, Inc.:

In planning and performing our audit of the financial statements of M&I Brokerage Services, Inc., (the "Corporation"), a wholly-owned subsidiary of Marshall & Ilsley Corporation, as of and for the year ended December 31, 2006 (on which we issued our report dated February 23, 2007), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Corporation's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control. Accordingly, we do not express an opinion on the effectiveness of the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Corporation that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect

misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

February 23, 2007

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